SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Stock Exchange Release

December 16, 2005 at 8.00 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Quality upgrade at Stora Enso’s Fors Mill in Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will upgrade and modernise board machine 2 (BM2) at its Fors Mill in Sweden to improve product quality and cost efficiency, and increase production flexibility. One of the boilers will also be modified to enhance the mill’s energy supply by replacing oil with biofuel. The annual folding boxboard production capacity of BM2 will increase slightly, by13 000 tonnes. Capital expenditure on the project, which is scheduled to start in 2006 and be completed in 2007, will amount to EUR 35 million.

“This investment during a profit improvement programme is essential for the long-term competitiveness of Fors Mill. It also demonstrates Stora Enso’s commitment to maintaining and developing the quality of its assets, and improving the competitiveness of its production in Europe,” says Håkan Moldén, Managing Director of Fors Mill.

Swedish Quality Award 2005

As a result of long-term quality work, Stora Enso’s Fors Mill was today presented with the Swedish Quality Award by King Carl XVI Gustaf of Sweden.

Stora Enso’s Fors Mill received the award in recognition of its sustainable and determined work over a long period. The award confirms that Stora Enso has successfully built up a corporate culture of continuous development and its operations are world class.

For further information, please contact:

Tim Laatsch, SVP, Corporate Communications, Stora Enso North America, tel. +1 715 422 4023

www.storaenso.com/fors

www.storaenso.com/investors

Stora Enso’s Fors Mill in central Sweden is one of the world’s largest and most modern producers of cartonboard for consumer packaging and printing. End uses include foodstuff, cigarette, chocolate and confectionery packaging. The mill, which employs about 800 people, has two board machines producing 360 000 tonnes of folding boxboard per year.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2005	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel